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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                                Veritas DGC Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   92343P107
                                 (CUSIP Number)

                                David B. Robson
                             Box 2, Site 3, R.R. #1
                                Airdrie, Alberta
                                 T0M 0B0 Canada
                                 (403) 266-9353
             (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                August 30, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
- ------------------------------                    ------------------------------
  CUSIP NO. 92343P107                                    PAGE 2 OF 5 PAGES
- ------------------------------                    ------------------------------

- --------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              David B. Robson

- --------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a) [ ]
                                                                        (b) [ ]
- --------------------------------------------------------------------------------
      3       SEC USE ONLY

- --------------------------------------------------------------------------------
      4       SOURCE OF FUNDS *

                   OO
- --------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(E)                                         [ ]

- --------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Canada
- --------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
  NUMBER OF
  SHARES                           1,641,056
  BENEFICIALLY    --------------------------------------------------------------
  OWNED BY EACH        8      SHARED VOTING POWER
  REPORTING
  PERSON WITH                         -0-
                  --------------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                   1,641,056
                  --------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                      -0-
- --------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,641,056
- --------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]
- --------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   9.0%
- --------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*
                   IN
- --------------------------------------------------------------------------------
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                                                                     Page 3 of 5

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement is filed with respect to shares of common stock, par value $.01 per share (the "Common Stock"), of Veritas DGC Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 3701 Kirby Drive, Houston, Texas 77098.

ITEM 2.  IDENTITY AND BACKGROUND.

         David B. Robson is an individual whose business address is 615 Third Avenue, S.W., Suite 300, Calgary, Alberta T2P 0G6 Canada. Mr. Robson is chairman of the board and chief executive officer of the Issuer and has not, during the past five years, been convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws. Mr. Robson is a Canadian citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 30, 1996, Digicon Inc. (now Veritas DGC Inc.) and Veritas Energy Services, Inc. ("VES") consummated a business combination
("Combination") pursuant to which, among other things, (i) VES became a wholly-owned subsidiary of the Issuer, (ii) the Issuer's current name was adopted and (iii) the former holders of VES common stock became holders of VES "Exchangeable Shares," a security which is the substantial economic equivalent of the Issuer's Common Stock and is exchangeable at any time for Common Stock. As a result of the Combination, (i) Mr. Robson assumed his present positions with the Issuer, (ii) his previous equity ownership in VES was converted into 1,574,519 VES Exchangeable Shares which vote with the Issuer's Common Stock as a single class, and each of which is exchangeable for one share of the Issuer's Common Stock, and which Shares represent 8.6% of the outstanding Common Stock of the Issuer,(1) and (iii) his VES employee options were converted into options to purchase 66,537 shares of Issuer Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mr. Robson acquired the Shares pursuant to the Combination with a view to holding a substantial ownership interest in the Issuer. Although he has no specific plans or proposals regarding the Issuer in his capacity as a shareholder, he will continue to evaluate all alternatives with respect to the Shares.

__________________________________

     (1) In view of the characteristics of the VES Exchangeable Shares, percentage ownership is calculated as though all VES Exchangeable Shares were Issuer Common Stock, with which the VES Exchangeable Shares are identical in all material respects.

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                                                                     Page 4 of 5

         Except as stated above, Mr. Robson has no plans or proposals of the type referred to in clause (a) through (j) of Item 4 of Schedule 13D, although he reserves the right to do so in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Mr. Robson is the beneficial owner of 1,641,056 shares of the Issuer's Common Stock, consisting of the following: 1,574,519 shares owned (in the form of VES Exchangeable Shares), of which 47,634 are directly held and the balance are indirectly held through his individual retirement account (22,059 shares) or a controlled private corporation (1,504,826 shares) and options to purchase an aggregate 66,537 shares of Issuer Common Stock exercisable at prices ranging from $5.82 to $7.31 until they expire at various dates in 2003 through 2005. Mr. Robson retains sole voting and dispositive power with respect to all such Shares. For information concerning recent transactions, see Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.




                            [SIGNATURE PAGE FOLLOWS]





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                                                                     Page 5 of 5

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 1996

                                        /s/ DAVID B. ROBSON
                                        ---------------------------------------
                                        David B. Robson